Filed by Lumentum Holdings Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Coherent, Inc.

Commission File No.: 001-33962

The following communications were first made available on February 2, 2021 during Lumentum Holdings, Inc.’s Q2 2021 earnings call.

Alan S. Lowe – President, Chief Executive Officer & Director, Lumentum Holdings, Inc.

Two weeks ago, we announced the Coherent acquisition, which will expand and diversify our revenue and market opportunities. A motivating factor for this transaction is the significant role we believe photonics will play across the value chain supporting many important long-term secular trends. For example, this includes the increasing role that lasers and photonics play in the manufacturing of the growing number of advanced semiconductors, displays, and microelectronics that enable the digital transformation that I mentioned earlier.

Another example is the increasing role of lasers and photonics in the manufacturing and supply chains of electric vehicles and energy storage solutions. This is an important and significant opportunity as the world transitions to these sustainable technologies to combat climate change.

The Coherent acquisition will expand our market opportunities in fertile new areas for photonics, including in bioinstrumentation and aerospace and defense. It will also strengthen our innovation engine to better serve the customers of today and tomorrow.

In addition to the top line growth opportunities I have outlined, we believe there are significant efficiencies and optimizations to be gained in the combination with Coherent. With our proven track record of execution, we are confident the combination will ultimately deliver financial performance consistent with the targets we set forth in our first quarterly earnings call last November.

I look forward to a timely completion of these transaction and the welcoming of the talented employees of Coherent to the Lumentum team. While the future is truly bright at Lumentum, I believe it will be even brighter with the addition of Coherent. Now into more details about our second quarter.

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Lasers gross margin also grew quarter-on-quarter to 47.5%. We believe we are a leader in the lasers industry on this metric, despite having significantly lower scale than larger industry players. We believe this is because we have unique design and manufacturing experience and capabilities born from our many years of leadership in the photonics market. We expect to leverage this experience and these capabilities when we are able to combine with Coherent.

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The Coherent acquisition brings a significant opportunity to create a larger, more diverse photonics technology company, one with leading capabilities well-aligned with many important long-term trends and financial performance consistent with the targets we previously set for Lumentum.

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Rod Hall – Analyst, Goldman Sachs & Co. LLC

Okay. And then the second thing I wanted to ask about was, I just want to come back to the Coherent deal. One of the things that it looks – there’s definitely manufacturing overlap at least in some places. I’m curious if the synergies you guys have talked about contemplate consolidation of manufacturing or is it still too early to talk through all that in detail and that’s still a possibility down the road?

Alan S. Lowe – President, Chief Executive Officer & Director, Lumentum Holdings, Inc.

Yeah. We have a synergy target that we talked about two weeks ago, and we said that two-thirds of that will come from COGS. We have to get through the integration planning process to really critically pinpoint the plans to get those synergies. I mean, some of them will come from supply chain, some will come from manufacturing overlap, to your point. But the details of that still need to be worked out as we get closer to that integration planning phase of the deal.

I think my excitement around the Coherent deal is around getting the combined larger companies to that model that we talked about earlier, but it’s also about putting two incredibly talented teams together to accelerate the innovation engine, because photonics is really playing the key role in a lot of the long-term megatrends. And I think the combination of the two companies really puts us at the forefront of that.